UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

DURATA THERAPEUTICS, INC.

(Name of Subject Company)

DELAWARE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

ACTAVIS W.C. HOLDING INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

ACTAVIS plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

26658A107

(CUSIP Number of Class of Securities)

A. Robert D. Bailey, Esq.

Chief Legal Officer and Corporate Secretary

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

(862) 261-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew L. Bab, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$828,466,550.42	$96,267.81

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (i) 26,790,203 shares of common stock, par value $0.01 per share (the “Shares”), of Durata Therapeutics, Inc. (“Durata”) outstanding multiplied by the sum of (x) the offer price of $23.00 per share and (y) the maximum aggregate contingent cash consideration payment of $5.00 per share, (ii) 3,216 Shares subject to unvested restricted stock units multiplied by the sum of (x) the offer price of $23.00 per share and (y) the maximum aggregate contingent cash consideration payment of $5.00 per share, and (iii) 4,062,867 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $23.00 per share, multiplied by $19.26, which is the (x) offer price of $23.00 per share minus (y) weighted average exercise price for such options of $8.74 per share plus (z) maximum aggregate contingent cash consideration payment of $5.00 per share. The calculation of the filing fee is based on information provided by Durata as of October 5, 2014.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $96,267.81	Filing Party: Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and Actavis plc
Form or Registration No.: Schedule TO	Date Filed: October 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (“Actavis”), with the Securities and Exchange Commission on October 17, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Durata Therapeutics, Inc., a Delaware corporation (“Durata”), at a price of (x) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 17, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer”.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9; Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on November 14, 2014 (one minute after 11:59 P.M., New York City time, on November 14, 2014). The Offer was not extended. The Depositary has advised that, as of the expiration of the Offer, 21,358,208 Shares, representing approximately 79.7 percent of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. In addition, Notices of Guaranteed Delivery had been delivered for 2,588,925 Shares, representing approximately 9.7 percent of the Shares issued and outstanding as of the expiration of the Offer. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Parent intends to complete its acquisition of Durata later today by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Durata in accordance with Section 251(h) of the DGCL. At the Effective Time, (x) Purchaser will be merged with and into Durata, with Durata continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and (y) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by (i) Durata as treasury stock or Shares held by Parent, Purchaser or any other subsidiary of Parent, all of which will be cancelled and cease to exist without consideration or payment therefor, and (ii) any stockholder of Durata who exercised appraisal rights in accordance with the DGCL with respect to the Shares) will be cancelled and converted into the right to receive the Offer Consideration, without interest and subject to any required withholding of taxes. The Shares will no longer be listed on the NASDAQ Capital Market.

On November 17, 2014, Actavis issued a press release announcing the expiration and results of the Offer and the intention to consummate the Merger. The press release is attached as Exhibit (a)(1)(J) hereto, and is incorporated herein by reference.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(J)        Press Release issued by Actavis plc on November 17, 2014.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2014

ACTAVIS W.C. HOLDING INC.

By:	/s/ Sigurd C. Kirk
Name:	Sigurd C. Kirk
Title:	Senior Vice President,
Corporate Business Development & Integration

DELAWARE MERGER SUB, INC.

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Vice President

ACTAVIS plc

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Secretary and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 17, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Actavis plc and Durata Therapeutics, Inc. on October 6, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 6, 2014).

(a)(1)(G)	Memorandum to Employees of Actavis plc, distributed on October 6, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 6, 2014).

(a)(1)(H)	Summary Advertisement as published in The Wall Street Journal on October 17, 2014.*

(a)(1)(I)	Joint Press Release issued by Actavis plc and Durata Therapeutics, Inc. on October 31, 2014.*

(a)(1)(J)	Press Release issued by Actavis plc on November 17, 2014.

(d)(1)	Agreement and Plan of Merger, dated as of October 5, 2014, by and among Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and Durata Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(d)(3)	Tender and Support Agreement, dated as of October 5, 2014, by and among Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(g)	None.

(h)	None.

*	Previously filed.